SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                                 Amendment No. 4
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                   Fortune Diversified Industries, Inc. (FDVI)
                                (Name of Issuer)

                          Common Stock, par value $0.01
                         (Title of Class of Securities)

                                   34963X 10 1
                                 (CUSIP Number)

                          Constance J. Gustafson, Esq.
                          Lowe Gray Steele & Darko, LLP
                 Bank One Tower, 111 Monument Circle, Suite 4600
                           Indianapolis, Indiana 46204
                                 (317) 236-8020
                  (Name, Address and Telephone Number of Person

                Authorized to Receive Notices and Communications)
                                 August 27, 2001
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                               (Page 1 of 7 Pages)

CUSIP No.   34963X 10 1                  13D                Page 2 of 7 Pages
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS

     John F. Fisbeck (along with Carter M. Fortune)
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     N/A
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

        7.     SOLE VOTING POWER

               As of August 27, 2001, Mr. Fisbeck owns 19,009,668 shares over which he has sole voting power; however, as a member of a group he will be deemed to beneficially own 61,652,776.
--------------------------------------------------------------------------------
        8.     SHARED VOTING POWER

               0
--------------------------------------------------------------------------------
        9.     SOLE DISPOSITIVE POWER

               As of August 27, 2001, Mr. Fisbeck owns 19,009,668 shares over which he has sole voting power; however, as a member of a group he will be deemed to beneficially own 61,652,776.
--------------------------------------------------------------------------------
        10.    SHARED DISPOSITIVE POWER

               0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     As of August 27, 2001, Messrs. Fisbeck and Fortune are deemed to beneficially own an aggregate 61,652,776 shares of FDVI's Common Stock.
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     88.7%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

CUSIP No.    34963X 10 1                13D                Page 3 of 7 Pages
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS

     Carter M. Fortune (along with Mr. Fisbeck)
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     PF
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [ ]
--------------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

        7.     SOLE VOTING POWER

               As of August 27, 2001, Mr. Fortune owns 42,643,108 shares over which he has sole voting power; however, as a member of a group he will be deemed to beneficially own 61,652,776.
--------------------------------------------------------------------------------
        8.     SHARED VOTING POWER

               0
--------------------------------------------------------------------------------
        9.     SOLE DISPOSITIVE POWER

               As of August 27, 2001, Mr. Fortune owns 42,643,108 shares over which he has sole dispositive power; however, as a member of a group he will be deemed to beneficially own 61,652,776.
--------------------------------------------------------------------------------
        10.    SHARED DISPOSITIVE POWER

               0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     As of August 27, 2001, Messrs. Fisbeck and Fortune are deemed to beneficially own an aggregate 61,652,776 shares of FDVI's Common Stock
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     88.7%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

Item 1. Security and Issuer.

This Amendment No. 4 amends Items 3, 4, 5(a)-(b) and (c) and 6 of Statement on
Schedule 13D dated August 7, 2000, as amended on September 1, 2000, July 9, 2001, and July 13, 2001 ("Schedule 13D"), previously filed by David B. McLane, John F. Fisbeck and Carter M. Fortune relating to shares of Common Stock, $0.01 par value per share ("Common Stock"), of Fortune Diversified Industries, Inc., a Delaware corporation ("FDVI") formerly known as WOW Entertainment, Inc., ("WOWI"), which was formerly known as American Gaming & Entertainment, Ltd. ("AGEL"), with principal offices located at 6809 Corporate Drive, Indianapolis, Indiana 46278. Mr. McLane is no longer a member of the group. This amendment is being filed by Messrs. Fisbeck and Fortune as the remaining members of the group.

Item 3. Source and Amount of Funds or Other Consideration.

Mr. Fortune has acquired 6,750,106 (5,522,814 plus 1,227,292) restricted shares of FDVI's common stock from FDVI in exchange for Mr. Fortune's $2,750,000 of unpaid principal balance of FDVI's subsidiary, Murphy Development, Ltd. ("Murphy Development"), pursuant to the terms of the $500,000 Exchangeable Promissory Note dated July 2, 2001, the $2,250,000 Exchangeable Line of Credit Promissory Note dated July 2, 2001 and the Optional Exchange Agreement dated July 2, 2001 (described in Item 4 below).

Item 4. Purpose of the Transaction.

Effective as of July 2, 2001, Mr. Fortune loaned $500,000 to Murphy Development. The loan was evidenced by the Exchangeable Promissory Note executed effective as of July 2, 2001, by Murphy Development. The loan was secured by all of the assets of Murphy Development and was convertible at Mr. Fortune's option into FDVI's common stock at $0.407401 a share as described in the Optional Exchange Agreement executed by Mr. Fortune, Murphy Development and FDVI effective as of July 2, 2001 ("Option"). When the Option was exercised for the full amount of the loan on August 27, 2001, Mr. Fortune received 1,227,292 restricted shares of FDVI's common stock. Mr. Fortune also agreed to loan additional money to Murphy Development pursuant to the Exchangeable Line of Credit Promissory Note executed by Murphy Development effective as of July 2, 2001. Mr. Fortune agreed to loan $2,250,000 to Murphy Development, if and as needed, for the operations of Murphy Development. The loan was secured by all of the assets of Murphy Development and convertible to FDVI's common stock at Mr. Fortune's option at $0.407401 a share as described in the Option. The loan was drawn upon for the full amount of $2,250,000 by Murphy Development on August 27, 2001. When Mr. Fortune exercised the Option on the full amount of the loan on August 27, 2001, Mr. Fortune received 5,522,814 restricted shares of FDVI's common stock.

Item 5. Interest in Securities of the Issuer.

(a)-(b) Messrs. Fisbeck and Fortune are as members of a group deemed to beneficially own 61,652,776 shares of FDVI common stock representing 88.7% of the outstanding common stock of FDVI. Individually, each person has sole dispositive and voting power over the following shares of common stock: John F. Fisbeck, 19,009,668 (or 27.3%) and Fortune, 42,643,108 (or 61.4%).
(c) Except as described under Items 3, 4 and 5 and as set out in this Item 6, to the best knowledge of Messrs. Fisbeck and Fortune, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Messrs. Fisbeck and Fortune and any other person with respect to any securities of FDVI, including but not limited to transfer or voting of any securities of FDVI, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of FDVI. Messrs. Fisbeck and Fortune are affirming in this filing their membership in a "group" within the meaning of Rule 13d-5(b)(1). Although Messrs. Fisbeck and Fortune have taken ownership of the FDVI stock in their individual names and Mr. Fortune has individually supplied the consideration for the acquisition of the additional FDVI common stock from personal funds, Messrs. Fisbeck and Fortune may be considered to be acting together for the purpose of acquiring and holding the stock since Messrs. Fisbeck and Fortune previously signed Stock Purchase Agreements to initially acquire control of FDVI.

                                  EXHIBIT INDEX

Exhibit No.     Description
-----------     -----------

Exhibit A       Joint Filing Statement

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 7, 2001


/s/ John F. Fisbeck
----------------------------
John F. Fisbeck


/s/ Carter M. Fortune
----------------------------
Carter M. Fortune

                                    EXHIBIT A

                             Joint Filing Statement

We, the undersigned, hereby express our agreement that the attached Amendment No. 4 to Schedule 13D is filed on behalf of each of us.


/s/ John F. Fisbeck
----------------------------
John F. Fisbeck


/s/ Carter M. Fortune
----------------------------
Carter M. Fortune